UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

Commission File Number 1-15250

BANCO BRADESCO S.A.

(Exact name of registrant as specified in its charter)

BANK BRADESCO

(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company

Corporate Taxpayer’s ID No. 60.746.948/0001-12

Notice to Shareholders

Banco Bradesco S.A. (Bradesco), in compliance with the Systematic of Monthly Payment of Interest on Shareholders’ Equity (Systematic), informs the planned schedule of payment of monthly interest on shareholders’ equity for the 2021 fiscal year, approved by its Board of Directors, as follows:

Month to which it referred	Date of declaration and base date of Right	Date “ex-right”	Payment Date
January	January 4, 2021	January 5, 2021	February 1st, 2021
February	February 1st, 2021	February 2, 2021	March 1st, 2021
March	March 1st, 2021	March 2, 2021	April 1st, 2021
April	April 1st, 2021	April 2, 2021	May 3, 2021
May	May 3, 2021	May 4, 2021	June 1st, 2021
June	June 1st, 2021	June 2, 2021	July 1st, 2021
July	July 1st, 2021	July 2, 2021	August 2, 2021
August	August 2, 2021	August 3, 2021	September 1st, 2021
September	September 1st, 2021	September 2, 2021	October 1st, 2021
October	October 1st, 2021	October 4, 2021	November 1st, 2021
November	November 1st, 2021	November 3, 2021	December 1st, 2021
December	December 1st, 2021	December 2, 2021	January 3, 2022

The amount planned to be paid to shareholders registered in the Company’s records on declaration dates and base dates of right, aforementioned, will be of R$0.017249826 per common share and R$0,018974809 per preferred share, which, net of the net withholding income tax of 15% (fifteen percent), correspond to R$0.014662352 per common share and R$0.016128588 per preferred share, except for legal entity shareholders who are exempted from such taxation, who will receive by the declared value.

The payments shall be made as follows:

•	to the Shareholders with shares deposited in the Company and with the updated registration and banking details, upon credit to be made into the current accounts of the financial institutions informed by them;

•	to the Shareholders with shares in custody on B3 S.A. - Brasil, Bolsa, Balcão, through the institutions and/or brokers that maintain their positions in custody.

The shareholders that do not have their details updated should go straight to the Bradesco branch of their preference, with Individual Taxpayer’s ID, Identity Card and proof of residence, to update their registration details and receive the respective values to which they are entitled.

Bradesco clarifies that its current Systematic remains unchanged and that it will inform the market, in a timely manner, of any changes of dates and/or values contained in this notice.

Cidade de Deus, Osasco, SP, December 23, 2020

Yours faithfully,

Banco Bradesco S.A.
Leandro de Miranda Araujo
Executive Deputy Officer and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.